UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

VISTAGEN THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
92840H103
(CUSIP Number)
August 13 , 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Calm Seas Capital 26-1342718
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 108,230
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 108,230
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 108,230
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.87%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 92840H103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Michael McCarthy
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 108,230
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 108,230
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 108,230
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.87%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
VISTAGEN THERAPEUTICS, INC.
(b) Address of Issuer's Principal Executive Offices
343 Allerton Avenue
South San Francisco, California, 94080

Item 2.
(a) Name of Person Filing
Calm Seas Capital
Michael McCarthy
(b) Address of Principal Business Office or, if none, Residence
4650 Wedekind Rd. Suite 2
Sparks, NV 89431
(c) Citizenship
Nevada, United States
(d) Title of Class of Securities
Common Stock, par value $0.001 per share
(e) CUSIP Number
92840H103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
Calm Seas Capital beneficially owns 108,230 shares of the Issuer's common stock.

Mr. Michael McCarthy is the Managing Director of Calm Seas Capital and has voting and dispositive power over the securities described above.
(b) Percent of class:
5.87%. Based on 1,748,399 shares of the Issuer's common stock outstanding on November 13, 2015, as reported by VistaGen Therapeutics, Inc. in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2015.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
108,230
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
108,230

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 5, 2016
Calm Seas Capital
By:	/s/ Michael McCarthy

Name: Michael McCarthy
Title: Managing Director